UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MOMS ONLINE, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-55286	46-3856798
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

9350 Wilshire #203, Beverly Hills, CA, 90212

(Address of principal executive offices, with zip code)

310-819-9367

(Registrant’s telephone number, including area code)

NOTICE OF ADDITION OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on March 12, 2018 of the common stock of Moms Online, Inc., a Nevada corporation (the "Registrant"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about March 12, 2018.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Moms Online, Inc., a Nevada corporation, in connection with acquisition transaction described more fully below, which resulted in a change of control of the Company. Moms Online, Inc. (hereinafter the “Company” or “Registrant”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

ACQUISITION

The Registrant entered into an agreement and plan of acquisition dated as of March 12, 2018 by and among Registrant, and BlockHold Capital Inc., a Wyoming corporation (“BH”). Pursuant to this agreement (the “Share Exchange Agreement”), as deemed prudent Registrant has purchased the shares of BH and BH has subsequently become a wholly-owned subsidiary of the Registrant. In consideration, the Registrant issued to shareholders of BH, 28,000,000 of Registrant's shares of common stock.

The Share Exchange Agreement will be included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") to be filed no later than March 16, 2018.

ADDITION OF DIRECTORS

In connection with the Acquisition, the Board of Directors has agreed to appoint Ashley Sawadaye and Richard Magrann-Wells as directors. Mr. Sawdaye and Mr. Magrann-Wells will assume their directorships as of April 4, 2018. The resignation of Mingoo Kevin Ghim as President will be effective upon the conclusion of the 10-day period (the "10-Day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. Mr. Sawdaye will be appointed President at the conclusion of the 10-Day period. This Schedule 14f-1 will be mailed to the stockholders on or about March 22, 2018. The 10-Day Period is expected to conclude on or about April 4, 2018.

Further information about the Registrant’s new executive officers and directors may be found below in the section titled “Executive Officers and Directors”.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Share Purchase Agreement and contains certain biographical and other information concerning the Registrant’s new executive officers and directors. The new appointments are the result of the new management put in place to oversee the changes resulting from the Acquisition. Additional information about the Acquisition will be provided in the Company’s Current Report on Form 8-K to be filed no later than March 16, 2018, four business days after the consummation of the Acquisition. All of the Registrant’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Richard Magrann-Wells	58	Director, Chairman, General Counsel

Calvin Wong	45	Director, and Secretary

Mingoo Kevin Ghim	45	President (only until the expiration of the 10-day period as provided for in Rule 14f-1)
Ashley Sawdaye	43	Director, and Secretary (President, effective with the resignation of Mingoo Kevin Ghim)

Robert Schlegel	70	Director

Richard Magrann-Wells, Chairman, Director, General Counsel. Mr. Magrann-Wells is a lawyer with considerable experience in investment banking and knowledgeable in fintech and digital currencies. In addition to serving as Chief Counsel for BlockHold Capital, Richard is the President and founder of NeoFin, a legal and consulting firm specializing in the fintech industry. Prior to assuming these roles, he served as Executive Vice President of the Financial Institutions Group for Willis Towers Watson, one of the leading global risk advisors. Before entering risk advisory, Richard had a successful 25-year investment banking career. He has managed sales, trading and structuring teams for Citibank, Wells Fargo and Merrill Lynch. He previously held senior positions focusing on such areas as risk management, foreign exchange, syndicated loans, capital structuring and emerging markets. A regular contributor to financial publications, Richard writes about financial technology, blockchain, and the future of finance. He was instrumental in one of the first cryptocurrency-related insurance products dating back to 2013 – helping create a crime policy for bitcoin cold storage vaults using captive vehicles. In addition, he has been an active investor in various digital currencies on numerous platforms as well as a passive investor in one of the earliest cryptocurrency hedge funds. During his banking career he spent over twelve years advising Fortune 500 corporations on foreign exchange risks and executing complex cross border foreign exchange transactions and five years as the head of a successful syndicated lending division at Citibank Tokyo. Richard completed his Master of Laws (LLM) degree in Banking and Financial Law at Boston University Law School. He holds an MBA in Finance from New York University’s Stern School of Business, and an undergraduate degree in political science from the University of Southern California, Los Angeles. He received his law degree from UC Hastings College of the Law, San Francisco and has been a member of the California Bar since 1986. He has earned his Certified Anti-Money Laundering Certification and held FINRA Series 7 & 63 licenses.

Calvin Wong, Secretary, has been an executive or high-level advisor at multiple digital media organizations. In 2013 and 2014 he was COO of Media Spike and SVP of SnakBlox, both are in the mobile ad space. He was the COO at Appssavvy Inc. from 2008 to 2010 which was engaged in the development and marketing of advertising technology. Mr. Wong was SVP Client Solutions & Co-founder at Community Connect Inc. from 1997 to 2008 prior to its acquisition by Radio One (Nasdaq: ROIAK); mentor/advisor to TechLaunch. Mr. Wong has been with IceLounge Media since 2010 to the present.

Kevin Ghim, Outgoing President. In addition to his work with the Company, since 2014, Mr. Ghim is a senior product manager for Mozilla which develops and runs the Firefox web browser. From 2012 to 2014, Mr. Ghim was the chief product officer of IceLounge Media. Prior to joining IceLounge Media. from 2010 to 2012, Mr. Ghim was the senior director of product management for 33Across which engaged in social advertising. Mr. Ghim was also senior direct of product development at Appssavvy from 2008 to 2010 which was engaged in advertising technology.

Robert Schlegel, Director. Mr. Schlegel, a Certified Financial Planner, currently is a Co-founder and VP of Property Group, a privately held real estate investment company that he established in 2011. From 1992 to 2010, Mr. Schlegel was also the CEO of an investment advisory firm with over $200 million in assets under management. He was the Chairman of a social media and mobile app development company.

Ashley Sawdaye, Director, Incoming President. Mr. Sawdaye joined BlockHold Capital after spending the past two years as the SVP, of Strategy for Clout.com, a data driven fintech company which specializes in cash rewards through their proprietary artificial intelligence (AI). He was responsible for providing outside companies an outlet to utilize the Clout AI in order to identify their most valuable customers. Using his advertising background, Mr. Sawdaye built distribution channels for Clout’s data and helped position the company as an industry leader. He also advised the company on how best to utilize blockchain technology as it pertains to their overall business as well as a potential initial coin offering (ICO).

Prior to Clout, Mr. Sawdaye was CEO of Galaxy Consulting, a technology company which provided cutting edge software solutions for clientele operating in highly regulated industries with extremely stringent security and compliance requirements, with a particular focus on healthcare and financial industries. It was here that Ashley first became interested in the blockchain technology advising the practices and institutions on how to build the architecture for their data and medical records so that doctors can easily share a “key” which would allow them to view patient records while remaining HIPAA compliant. Mr. Sawdaye also worked for Rendia (previously Eyemaginations) as the West Coast Director of Business Development helping grow their presence and was responsible for over $2M of bookable annual sales while structuring partnerships with large scale vendors. He also presented to numerous consortiums and nationwide groups on the importance of patient education.

Mr. Sawdaye was the sixth employee of Advertising.com, an online ad network that was subsequently sold to AOL/TimeWarner for $435M on June 24, 2004. After exiting from Advertising.com Mr. Sawdaye became the Strategic Business Development Manager for all online entities at L’Oreal in Paris, FR, where he facilitated a partnership with Microsoft to digitally migrate all L’Oreal brands onto the Microsoft .NET platform while educating the brand managers on the importance and effectiveness of online advertising. In his spare time Mr. Sawdaye enjoys being active and staying healthy. Mr. Sawdaye is a fluent speaker of French and is also conversational in both Spanish and Italian. He graduated from the University of Maryland, College Park with a B.S. in international business and was an M.B.A. candidate at INSEAD in Fountainbleu, FR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant has a designated standing audit committee in which each Director is expected to serve.

RISK OVERSIGHT PROCESS

Prior to the filing of this Schedule 14f-1, Calvin Wong and Robert Schlegel served as members of the Registrant's board of directors., the Registrant's leadership structure is appropriate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2017, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers, but anticipates in the future.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value per share. Immediately prior to the closing of the Acquisition, the Registrant had 4,946,374 shares of common stock issued and outstanding and no shares of preferred stock designated.

BH was owned by Sporos Capital, Inc. and NeoFin 401, Inc. Mr. Ashley Sawdaye is an officer and beneficial owner of Sporos Capital, Inc. and Mr. Richard Magrann-Wells is the beneficial owner of NeoFin 401, Inc. As part of the Acquisition, the Registrant issued 28,000,000 shares of common stock to BH’s two shareholders. Following the Acquisition, the former shareholders of BH own approximately 85% of the Registrant’s outstanding common stock, and the Registrant’s stockholders own 15% of the Registrant’s outstanding common stock. The exact ownership proportions are shown in the table in the subsequent section.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock as of March 22, 2018 by (1) all of our directors and executive officers, individually, (2) all of our directors and executive officers, as a group, and (3) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 33,001,374 shares of our common stock issued and outstanding immediately prior to the Acquisition. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

Beneficial ownership also includes the number of shares that a person has the right to acquire. Two or more persons might count as beneficial owners of the same share.

Name of Director or Executive Officer	Prior to the Share Exchange		Following the Share Exchange
	Shares	%	Shares	%
Ashley Sawdaye (beneficiary of Sporos Capital, Inc.)	0	0	25,200,000	76.4

Richard Magrann-Wells (beneficiary of NeoFin 401, Inc.)	0	0	2,800,000	8.5

Calvin Wong (personal) (also a beneficiary of IceLounge Media, Inc.)	903,500	18.29	903,500	2.7

IceLounge Media, Inc	2,021,620	40.91	2,021,620	6.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Moms Online, Inc.

Date: March 22, 2018	By:	/s/ Calvin Wong
	Title:	Calvin Wong Secretary